Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcription of highlights from Squawk Box segments posted to CNBC’s website on March 27, 2013.

CNBC: Squawk Box

US Airways’ Doug Parker on Future of Fares

27 March 2013

US Airways and American announced a merger last month to create the world’s largest airline. Doug Parker, chairman & CEO of US Airways, offers insight.

http://video.cnbc.com/gallery/?video=3000156520&play=1

TRANSCRIPT

Andrew Ross Sorkin: Okay. We are taking flight this morning with news maker and our guest host of the hour. US Airways and American announcing a merger last month to create the world’s largest airline. He came on our show actually when he announced that deal. Doug Parker is US Airways’ Chairman and CEO. He’s also the incoming CEO of the new American Airlines. Good morning.

Doug Parker: Morning.

Andrew Ross Sorkin: So, we have a lot to talk about this morning.

Doug Parker: Right.

Andrew Ross Sorkin: Now, we’ve got to talk about the deal, we’ve got to talk about the airlines, and I have a question for you about cell phone use on planes, but we’ll get there in a second.

Doug Parker: Right.

Andrew Ross Sorkin: We had Bill Miller on the show about a week and a half ago, one of the great value investors of all time. And most value investors have avoided airlines like the plague. Warren Buffett, you know, has made some comments about your industry.

Doug Parker: Right.

Andrew Ross Sorkin: But he said he’s turned, he’s changed his mind. And in fact, he compared the airline business now, given all the consolidation, to the railroad business. Almost to argue there’s only so much track out there and now that there’s been so much consolidation, there’s less competition, which could be good for shareholders, potentially bad for customers. Do you agree with that?

Doug Parker: I agree it’s a good investment, I don’t agree that there’s less, that we’re reducing competition to the point that there’s, you know, we don’t have rail, for example, and you fly anywhere you want and it’s an intensely competitive business, and what our merger will create, which is actually a third competitor to two larger airlines that exist in United and Delta. So this is about us creating competition and making it.

Andrew Ross Sorkin: Does it create competition or does it create, gives you pricing pressure? I mean, now you can raise prices and that’s where, to the extent that shareholders are going to win in all this, it’s because you can make more money because you charge more. Is that not the way to think about this?

Doug Parker: That’s not the way we think about it.

Andrew Ross Sorkin: Okay.

Doug Parker: In reality, look, we’re going to take these two airlines that can’t attract the same customers independently, that we can attract combined. You know, we’re going to be able to connect people on our, on the network that neither of us can connect today. And other airlines can do that. So all of the value we’re creating, it’s about $1 billion in synergies here, almost all revenue synergies. None of it related to fare increases. All of it related to being able to attract more customers or a higher mix of travelers. We’re also going to be able to do a better job of attracting business travelers than either American or US Airways can do independently. But none of it’s about fare increases.

Andrew Ross Sorkin: What should we expect about fare increases? I mean, that’s the topic, when I said to people that you were coming on the show today, when I was talking to people about this yesterday, they said I need to know how much are prices going to go up? Prices, by the way, this year, so far, have up about 8% broadly in the industry. I was doing some number checking, after Continental merged with United, on at least 8 separate routes primarily, prices jumped between 24% and 39%, which seemed like a lot to me.

Doug Parker: Yeah, there’s a lot of other noise going on there. Oil prices, not the least of which, our highest cost component is oil. So as oil prices increase, of course, prices need to increase to cover the cost. So, look, again, we’re putting these two airlines together and not reducing supply whatsoever. And so therefore, what’s going to happen to prices? I don’t know. But what I know is this merger’s not going to have an impact on what’s going to happen to prices.

Joe Kernen: Since deregulation. And I can remember when I was, and I’m old, I can remember when I was young, that I thought airline prices were expensive. And they were in the 70s. They were 5, $800 to go…

Andrew Ross Sorkin: Expensive to go anywhere.

Joe Kernen: And then for 30 years we watched as they not only didn’t even stay there, they came down. And I always thought that the airlines’ loss was the customer’s win. I sort of thought it was a zero sum game so that now, if you are going to be a profitable industry…

Doug Parker: Right.

Joe Kernen: That your gain is going to be a customer’s loss. And it seems to make sense. I don’t see, and you can argue different ways, that it almost seems that it has to be that way. But then I look at the way capitalism works in other industries and as you make money, you’re able to innovate; you’re able to do things. You’re able, you need to offer the best service to get people to come to you because your competitors are also nimble and they’re also trying, and you watch the way computers and digital stuff has come down to where I don’t even think of a phone bill anymore. Do I even pay a phone bill? Other things do come down. Computers come down, chips come down. Can that happen in your industry?

Andrew Ross Sorkin: Your phone bill is probably pretty expensive, by the way. You don’t pay a phone bill because these guys pay it?

Joe Kernen: Is that why? Is that why I don’t think of it? Oh that’s right; I don’t ever get a bill. No wonder I don’t think about it.

Andrew Ross Sorkin: The good people, the good people at NBC Universal do that.

Joe Kernen: Can it be a win-win for customers and the industry? It’s hard to believe.

Doug Parker: Well it is. Because, again, what we’re doing now is providing more utility for customers.

Joe Kernen: What does that mean?

Doug Parker: What that means is, we have people flying either on American…

Joe Kernen: I don’t even get peanuts, Doug.

Doug Parker: Flying on American or…

Joe Kernen: You won’t take my bags. Do I have to pay to go into the restroom anymore? I’m going to be standing in the back of Ryanair’s jets. I’m going to be like strapped in, standing in the back with one bathroom waiting in a line of 40 people.

Doug Parker: Yeah, don’t do that. We’re going to have three airlines now that can take you all over the globe between United, American and Delta. That’s the more utility. American can’t do that as well today as they’d like, US Airways can’t do as well as we’d like for all of our customers. Put the two airlines together, we create a competitor that can do those things. And it is better for customers.

Becky Quick: If I wanted to fly on you in the past, I couldn’t get to certain places, but now you can take me anywhere I want to go.

Doug Parker: Precisely. And now through oneworld, anywhere throughout the world. So, exactly, so, again, we do well independently, we can do much better combined. We’re not, it’s not about increasing fares. It’s about being able to connect more passengers to more places. There are some 60 cities that American serves that we don’t. A slightly smaller number that we serve that they don’t. We can now connect people online and while, you know, $1 billion in synergies is a really big number in terms of profitability for an airline, this is a $40 billion airline, and it’s 2.5% of our revenue. So it doesn’t take much.

Andrew Ross Sorkin: What’s the chances that prices go down on certain routes? And I say it just because I think about Pepsi and Coke and during certain periods, there have been true price wars, or is that over? Because part of the Bill Miller argument is if there’s only a certain number of train tracks, and there’s not enough competition, that that won’t happen.

Becky Quick: Well Gordon Bethune always used to say you’re only as smart as your dumbest competitor. You have fewer dumb competitors now.

Doug Parker: Let’s hope so. And, again, what we have is an industry now that can serve more customers the way we want. We have three large global carriers. You still have intense, we have intense competition between the three of us. But also between the smaller airlines, the Southwest’s and jetBlue’s, the Allegiant’s, the Spirit’s doing what they do. There’s all sorts of price competition. So, again, I don’t know what happens to the fares. There may be, there may indeed be fares that fall in certain markets.

Joe Kernen: A full service needs the little, what are the, the Embraer’s, you need those, do you need the 500-passenger flying goose or whatever it is? Do you need that? Is there a time and place? If you go Japan, I guess, to New York.

Doug Parker: There may be. There may be at some point, but right now the…

Joe Kernen: What’s the logistical model? Is a spoke, is hubs and wheels going, you know, maybe 150 miles? You’ve got to service all the little small towns in the country.

Doug Parker: Precisely, which again, something that an airline, the hub and spoke airlines do very well, that the low cost carriers don’t. That American, the new American does really well that we will do. So we’ve got a fleet of, you know, it’s going to be like 1,500 airplanes. A nice mix, able to service…

Joe Kernen: Which small jet do you guys use?

Doug Parker: Well, we have Embraer at US Airways.

Joe Kernen: Those are great.

Andrew Ross Sorkin: How much do you outsource, though, to like Republic and other sort of offshoots that then operate under your brand?

Doug Parker: Again, at US Airways, there’s, you know, about, nearly 25, 30% of our departures do that. So there’s a good bit of that. But our customers see one brand, they buy a ticket on US Airways.

Andrew Ross Sorkin: Is that a better, is it more profitable for you not to be in those smaller markets where they’re flying under your brand. But I get on the plane and it says, first it says, you know…

Joe Kernen: Operated by.

Andrew Ross Sorkin: US Air, operated by so and so. What am I supposed to, as a passenger, what am I supposed to think when that happens?

Doug Parker: Well, you should think, I’m on the US Airways network. They’re going to be able to connect my bags, they’re going to do all the things for me that US Airways can. They’re just not US Airways employees.

Joe Kernen: Are you implying you get nervous if it’s not?

Andrew Ross Sorkin: No, but I do, I do, when I get on the plane and I think in terms of why don’t they just own the plane themselves?

Joe Kernen: Does it seem like there’s been a lot of deaths on airlines, take it back.

Andrew Ross Sorkin: No, no. Please, please. You know I’m a very nervous flier.

Joe Kernen: I know but it’s been, how long has it been? I mean it’s been…

Andrew Ross Sorkin: I fly all the time, but I’m a nervous flyer.

Joe Kernen: Last time you said that, one happened though, right?

Becky Quick: Bite your tongue.

Joe Kernen: Yeah, bite my tongue, take it back.

Becky Quick: Yeah, take it back.

Joe Kernen: But it seems, I mean, the safety record is, it boggles the mind. Isn’t it 50,000 takeoffs and landings a day in this country?

Doug Parker: It’s by far the safest means of travel in the world.

Joe Kernen: These lights are much, I mean I…

Doug Parker: Yeah, you know.

Joe Kernen: Any minute. Any minute.

Becky Quick: I had one fall on my laptop and burn my laptop one time.

Joe Kernen: I know.

Becky Quick: You laugh.

Joe Kernen: Or an asteroid.

Becky Quick: Doug, I know we keep harping on this whole idea. And I understand that businesses, the airline industry more than any other industry needed to find ways to make it a smarter business. I mean investors have got to be pleased with what’s going on but I also know I fly a lot. And I have run into trouble with just about every airline recently. It seems like it is tougher to, A, find a plane that’s going to get me there in the time I want to get there (and it’s happened over the last several years) and then deal with people who are working behind the counters who are, you know, thrilled to be there too. It seems like, it does seem like the industry has gotten tougher for travelers.

Doug Parker: Well, I think it’s going to get better. The reality is, there was too much capacity flying around in the airline networks five, six years ago. Certainly for the demand that existed then. And you’ve seen some reduction in capacity, not material, but some reduction in capacity as we needed to. And demand is starting to come back. So now we’re actually, we have carriers that are profitable, which is what we need to have. Because of that excess demand, we also had some difficult things happen to our employees. So, those employees you’re dealing with, you know, as professional as they are and as much as all they care about is getting you safely to your destination, they’ve been through some tough times. So a profitable business is good for them too. And it’s going to be good for service. It’s going to result in improvement, you know, we have tremendous support for our merger for the employees of both airlines because we’re going to take some of these synergies and use that to both create a stronger airline, but also compensate people better. So, it’ll help morale, it’ll help with our service, and I think over time you’re going to see as, we get to three global carriers, more of the competition being based upon the inflight product which, I think, will be good for customers.

Joe Kernen: Is anyone mad? Pilots mad? Are they still mad?

Doug Parker: Nobody’s mad.

Joe Kernen: Flight attendants mad?

Doug Parker: Everybody’s happy.

Joe Kernen: Nobody’s mad? You’ve got no labor…

Doug Parker: We don’t have anyone. We have, literally, very, we have no opposition to the merger.

Joe Kernen: To the merger. But then once, I know that, when was it, that late last year there were more maintenance reports being filed. The pilots were mad about something at American, right?

Doug Parker: At American Airlines they were. They’re happy with the merger. Though, at the stand alone American…

Joe Kernen: It’s hard to keep everyone happy.

Doug Parker: It is hard. But, you know, what our employees really wanted, airline employees really want like most employees, is just, you know, let me, you know, give me the tools to do my job and let me go do it and let me, and give me a company that I know is going to be there for me.

Becky Quick: And has stability.

Doug Parker: And has stability.

Becky Quick: And you want to make sure that you’re getting paid well. And you want to make sure that you have some sort of a pension or retirement fund that’s set up.

Joe Kernen: Nothing worse than a mad flight attendant. Or one that’s in a bad, actually, a mad pilot might be worse.

Andrew Ross Sorkin: Which leads to my final question, we’ve got to go to commercial and I know you’re going to be sticking around, but everyone asked me to ask you this question.

Doug Parker: Yeah.

Andrew Ross Sorkin: Can I actually not use my phone or even my Kindle before the flight takes off? This is a serious, serious…

Doug Parker: I know.

Andrew Ross Sorkin: It’s a ridiculous situation that I, do you keep your phone on? Honest. I want to know.

Doug Parker: Sometimes I’ve forgotten to turn it off, yes.

Andrew Ross Sorkin: Right, and has the stewardess tried to come beat you?

Doug Parker: No the stewardess…

Andrew Ross Sorkin: They try sometimes.

Becky Quick: He doesn’t leave it on on purpose. It’s accidentally on.

Doug Parker: Precisely. Thank you, Becky.

Becky Quick: They’re not clouding the rules.

Doug Parker: The flight attendants have had to remind me at times, because I forget as well. Look, this is an FAA issue and once the FAA tells us it’s not a safety issue, then it’ll go away. But it’s not for the airlines to decide.

Becky Quick: You’re like Alec Baldwin over there.

Joe Kernen: What is the Doug troublemaker? You haven’t done anything on top of a tray, have you? Are you the guy? Do you remember that?

Andrew Ross Sorkin: What is the Doug Parker version on this? Do you think there is a safety issue?

Doug Parker: I’m not the expert on this, on the safety issue. My understanding is that it’s being relooked, and I think it should be relooked.

Andrew Ross Sorkin: Is there a rationale for it?

Doug Parker: Again, you’d have to ask the FAA on this.

Joe Kernen: You get the hotel guy on, you say, why don’t I have free Wi-Fi porn in my room? You get this guy on and you want to know why can’t you use your phone. It’s a common man question.

Andrew Ross Sorkin: Look, every single person who gets on a plane asks that question. Everyone thinks it’s the silliest…

Becky Quick: But it’s not his call.

Andrew Ross Sorkin: He’s the CEO, he should, you know, he has a view.

Doug Parker: Look, I’m with you on this. It’s a difficult customer service issue. Our flight attendants have to come. They’re required to, by the FAA to come…

Andrew Ross Sorkin: It gets more customers angry every day than just about any other issue on airplanes.

Joe Kernen: Do you pay attention when they show you how to work the seat belts, anymore? I still watch that. You pull the one thing to get it, but then to get it…

Becky Quick: I pay attention when they do it themselves because I feel it’s rude to not.

Joe Kernen: How about could you put on the life vest? Do you know when to blow, when to pull, I have no idea how to do that.

Andrew Ross Sorkin: I don’t.

Becky Quick: Oh, I do.

Doug Parker: You’d figure it out if you had to.

Joe Kernen: Okay, well let’s not go there.

Andrew Ross Sorkin: Doug’s going to be sticking around for the rest of the hour. We will have…

Joe Kernen: Every hackneyed airline question you’ve ever heard, we’re going to ask you on this.

Doug Parker: I can’t wait.

Joe Kernen: Okay? Alright.

CNBC: Squawk Box

Euro Banks Too Big to Save: ‘Turnaround Chief’

7:40 AM ET

James Millstein, Chairman & CEO of Millstein & Co., says the problem in Europe is that the banks are too big to save. “These banks are four times the size of Cyprus’ GDP,” he says.

http://video.cnbc.com/gallery/?video=3000156548&play=1

(Excerpt: 5:17 – 6:59)

Andrew Ross Sorkin: Let’s talk airlines for a moment. (To Jim Millstein) You worked with this gentleman over here on this transaction, you’ve also worked on a number of other airline bankruptcies over the years.

Jim Millstein: I have. A long time ago.

Andrew Ross Sorkin: We’ve had this running debate on the program all morning about whether this is – we think it’s good for shareholders. We think it’s good because there’s more routes and things that are available to customers.

Jim Millstein: Yup.

Andrew Ross Sorkin: but we’re still a little anxious about the prices. What about you?

Jim Millstein: No, I’m not anxious about the prices at all. This is an industry that has seen – since deregulation in ‘78, you’ve seen [laughter] …But seriously, guys. This is an industry that’s seen wave after wave of new entrants who disrupt the pricing structure. It’s going to happen again with all due respect.

Andrew Ross Sorkin: Jim, that’s actually an interesting point. We were talking earlier about whether this is like the train track model, the railroads and there’s only so much train track. Do you believe that a competitor can come into – (to Doug Parker) and you may have a view on this too – do you believe a competitor, an upstart, the next Virgin America or JetBlue will come into the market tomorrow, still find slots at the airports and be able to then compete on price?

Doug Parker: Of course they can. You can do -- go talk to your favorite entrepreneur out there. There are airplanes on the market anyone can acquire, you can fly anywhere you want to fly. The constraint is, you can’t do it profitably, because the business is so intensely competitive that no new competitors can come in and do it profitably.

Jim Millstein: It’s true. You’re a former boss, right? Yeah. Yeah, he’s a new entrant.

Doug Parker: Yes. [Laughter] I didn’t know what you were talking about. The chairman of Spirit is the old CEO of America West.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.